                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        AIRNET COMMUNICATIONS CORPORATION
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                   00941P 10 6
                                 (CUSIP NUMBER)

                   Buchanan Ingersoll Professional Corporation
                            Attn: Jeremiah G. Garvey
                                One Oxford Centre
                           301 Grant Street 20th Floor
                              Pittsburgh, PA 15219
                                 (412) 562-8800

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  May 16, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

================================================================================
CUSIP No. 00941P 10 6                                    Page 2 of 17 Pages
================================================================================


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mellon Ventures, L.P.  (I.R.S. No. 25-1779945)

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS*

         WC

--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------

                                 7.  SOLE VOTING POWER           4,618,442(1)(2)
NUMBER OF
SHARES                           -----------------------------------------------
BENEFICIALLY
OWNED BY                         8.  SHARED VOTING POWER                 0
EACH
REPORTING                        -----------------------------------------------
PERSON
WITH                             9.  SOLE DISPOSITIVE POWER      4,618,442(1)(2)

                                 -----------------------------------------------
                                 10. SHARED DISPOSITIVE POWER            0

--------------------------------------------------------------------------------
                                 11. AGGREGATE AMOUNT BENEFICIALLY OWNED
                                     BY EACH REPORTING PERSON    4,618,442(1)(2)

--------------------------------------------------------------------------------

================================================================================
CUSIP No. 00941P 10 6                                    Page 3 of 17 Pages
================================================================================



12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

         [ ](2)

         EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.5%

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*

         PN

-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1)      Represents (i) 478,315 shares of Common Stock (the "Common Stock"),
         (ii) 318,471.33 shares of Series B preferred stock (the "Preferred Stock") (each share of Preferred Stock is convertible into 10 shares of Common Stock on the date hereof) and (iii) 955,414 shares of Common Stock issuable upon the exercise of a warrant (with an exercise price per share of $3.14 on the date hereof) held by Mellon Ventures, L.P. ("Mellon Ventures").

(2) In connection with the Securities Purchase Agreement (as defined below), Mellon Ventures entered into the Stockholders and Voting Agreement, dated as of April 2, 2001 (the "Voting Agreement") (which is incorporated by reference into Exhibit 99.1 hereto) with certain other parties relating to an arrangement whereby (i) certain parties under that agreement agreed to vote in favor of the consummation of the transaction by which AirNet Communications Corporation, a Delaware corporation (the "Issuer"), issued the Preferred Stock to Mellon Ventures and the other Preferred Stock investors and (ii) certain parties agreed to vote in favor of certain nominees for the Issuer's Board of Directors (the "Board Right"). As a result of the Voting Agreement a Schedule 13D was filed by Mellon Ventures and certain other parties on April 12, 2001 and later amended on April 24, 2001 (the "Original 13D"). Mellon Ventures' obligation under the Voting Agreement to vote all of its shares of capital stock of the Issuer in favor of the Board Right terminates on the earlier to occur of (i) the date the Issuer obtained written approval of the Nasdaq Stock Market or its Staff under Rule 4351 of the NASD or such other rules as may apply for an amendment to the Issuer's Preferred Stock Certificate of Designation providing for the Board Right, (ii) June 30, 2001, and (iii) immediately following the next meeting of the stockholders of the Issuer at which the Class III directors of the Issuer are elected.

         On May 16, 2001 the Issuer closed under the Securities Purchase Agreement dated April 2, 2001, among the Issuer, Mellon Ventures, Tandem PCS Investments, L.P. ("Tandem") and SCP

================================================================================
CUSIP No. 00941P 10 6                                    Page 4 of 17 Pages
================================================================================



         Private Equity Partners II, L.P. ("SCP"), as amended (the "Securities Purchase Agreement"). The Securities Purchase Agreement is incorporated by reference as Exhibit 99.2 hereto. The closing under the Securities Purchase Agreement has given rise to this filing.

         Mellon Ventures disclaims beneficial ownership of the shares of Common Stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 which are held by any other party to the Voting Agreement other than Mellon Ventures.

         Pursuant to the Preferred Stock Certificate of Designation filed by the Issuer with the Delaware Secretary of State upon the consummation of the transactions contemplated by the Securities Purchase Agreement (the "Filed Certificate of Designation"), the holders of the Preferred Stock, voting together as a single class, are entitled to designate two nominees for election to the class of the Issuer's Board of Directors (the "Board") whose term expires at the Issuer's 2001 Annual Stockholders Meeting ("Class III") and at each subsequent election of Class III directors prior to the Effective Date (as defined below). The Board is obligated to nominate such designees and recommend to the Issuer's stockholders that such designees be elected as members of Class III of the Board. Upon approval, however, by the Issuer's stockholders of an amendment to the Issuer's Certificate of Incorporation (the "Charter Amendment") and the filing of the Charter Amendment with the Delaware Secretary of State (the effective date of which is referred to as the "Effective Date"), SCP and Tandem will be provided the right to nominate two members of the Board to be elected by the Preferred Stock as a single class, one member to be designated by each of SCP and Tandem, respectively.

         Based upon comments received from the NASD prior to the closing under the Securities Purchase Agreement, the Issuer and the other parties to the Securities Purchase Agreement agreed to modify the provisions of the Preferred Stock Certificate of Designation relating to, among other things, the Board Right. Notwithstanding anything to the contrary contained in the Voting Agreement, following the Effective Date, the obligation of the parties to the Voting Agreement will have no effect on Mellon Ventures.

================================================================================
CUSIP No. 00941P 10 6                                    Page 5 of 17 Pages
================================================================================


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mellon Financial Corporation  (I.R.S. No. 25-1233834)

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS*


--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania

--------------------------------------------------------------------------------

                                 7.  SOLE VOTING POWER                4,662,994
NUMBER OF
SHARES                           -----------------------------------------------
BENEFICIALLY
OWNED BY                         8.  SHARED VOTING POWER                   0
EACH
REPORTING                        -----------------------------------------------
PERSON
WITH                             9.  SOLE DISPOSITIVE POWER            4,663,094

                                 -----------------------------------------------
                                 10. SHARED DISPOSITIVE POWER              0

--------------------------------------------------------------------------------
                                 11. AGGREGATE AMOUNT BENEFICIALLY OWNED
                                     BY EACH REPORTING PERSON          4,663,094

--------------------------------------------------------------------------------

================================================================================
CUSIP No. 00941P 10 6                                    Page 6 of 17 Pages
================================================================================



12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

         [ ]

         EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.7%

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*

         HC

-------------------------------------------------------------------------------

================================================================================
CUSIP No. 00941P 10 6                                    Page 7 of 17 Pages
================================================================================


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mellon Bank, N.A.  (I.R.S. No. 25-0659306)

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS*

--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------------------------------------------------------------

                                 7.  SOLE VOTING POWER                 4,660,442
NUMBER OF
SHARES                           -----------------------------------------------
BENEFICIALLY
OWNED BY                         8.  SHARED VOTING POWER                   0
EACH
REPORTING                        -----------------------------------------------
PERSON
WITH                             9.  SOLE DISPOSITIVE POWER            4,660,542

                                 -----------------------------------------------
                                 10. SHARED DISPOSITIVE POWER              0

--------------------------------------------------------------------------------
                                 11. AGGREGATE AMOUNT BENEFICIALLY OWNED
                                     BY EACH REPORTING PERSON          4,660,542

--------------------------------------------------------------------------------

================================================================================
CUSIP No. 00941P 10 6                                    Page 8 of 17 Pages
================================================================================


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

         [ ]

         EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.7%

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*

         BK

-------------------------------------------------------------------------------

================================================================================
CUSIP No. 00941P 10 6                                    Page 9 of 17 Pages
================================================================================

                                  SCHEDULE 13D

ITEM 1   SECURITY AND ISSUER

         This statement (the "Statement") relates to the capital stock of the Issuer. This Statement constitutes a filing on Schedule 13D by Mellon Ventures which acquired shares of the Preferred Stock (which are convertible into shares of Common Stock of the Issuer on a one-for-ten conversion ratio on the date hereof) and a warrant to purchase additional shares of Common Stock pursuant to the Securities Purchase Agreement. On April 2, 2001, and in connection with the Securities Purchase Agreement, Mellon Ventures also entered into the Voting Agreement (See Item 6 and footnote 2). The address of the Issuer's principal executive office is 100 Rialto Place, Suite 300, Melbourne, Florida 32901.

         The filing of this Statement shall not be construed as an admission by Mellon Ventures that it is the beneficial owner of any securities covered by the Original 13D held by any other party, or that the filers under the Original 13D formed a group under Section 13d-3 of the Securities and Exchange Act of 1934, and Mellon Ventures expressly disclaims beneficial ownership of those shares and the formation of such a group.

ITEM 2   IDENTITY AND BACKGROUND

         This Statement is filed on behalf of Mellon Ventures, L.P. ("Mellon Ventures") and the following entities (collectively, the "Mellon Entities"):

         Mellon Ventures is a Delaware limited partnership and has its principal executive office and principal business address at 919 North Market Street, Wilmington, Delaware 19801. Mellon Ventures is a small business investment company organized under the Small Business Investment Act of 1958, as amended, whose principal business is to invest in equity or equity-related securities of companies.

         MVMA, L.P., a Delaware limited partnership, has its principal executive office and principal business address at 919 North Market Street, Wilmington, Delaware 19801, is the general partner of Mellon Ventures and holds a 1% equity interest in Mellon Ventures. Its principal business is to act as general partner of Mellon Ventures.

         MVMA, Inc., a Delaware corporation, which has its principal executive office and principal business address at 919 North Market Street, Wilmington, Delaware 19801, is the general partner of MVMA, L.P. and holds a 1% equity interest in MVMA, L.P. Its principal business is to act as general partner of MVMA, L.P. The name, business address, present principal occupation and citizenship of each executive officer and director of MVMA, Inc. and of the sole stockholder of MVMA, Inc. are set forth on Annex A hereto.

         Mellon Bank, N.A., which has its principal executive office and principal business address at One Mellon Center, Pittsburgh, Pennsylvania 15258, is the majority limited partner of Mellon Ventures. The name, business address, present principal occupation and citizenship of each executive officer and director of Mellon Bank, N.A. are set forth on Annex B hereto.

         Mellon Financial Corporation, which has its principal executive office and principal business address at One Mellon Center, Pittsburgh, Pennsylvania 15258, is the sole stockholder of Mellon Bank, N.A. The name, business address, present principal occupation and citizenship of each executive officer and director of Mellon Financial Corporation are set forth on Annex B hereto.

         During the last five years, none of Mellon Ventures, together with MVMA, L.P., MVMA, Inc., Mellon Bank, N.A., Mellon Financial Corporation and the persons set forth on Annexes A and B hereto (collectively, the "Mellon Affiliates") have been convicted in any criminal proceeding.

================================================================================
CUSIP No. 00941P 10 6                                   Page 10 of 17 Pages
================================================================================

         During the last five years, none of the Mellon Affiliates has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it, he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mellon Ventures used working capital to acquire the 318,471.33 shares of Preferred Stock and a warrant to purchase 955,414 shares of Common Stock for a total purchase price of Ten Million One Hundred Dollars ($10,000,100).

ITEM 4   PURPOSE OF THE TRANSACTION

         The purpose of Mellon Ventures in acquiring the shares of Preferred Stock and warrants to purchase Common Stock pursuant to the Securities Purchase Agreement was to acquire an investment position in the Issuer.

         While the Mellon Affiliates have no current plans to increase or decrease their respective investment positions, they intend to review their respective investment positions from time to time. Depending upon such review, as well as market and business conditions and other factors, they may choose to purchase additional securities of the Issuer or to sell all or a portion of their shares of Preferred Stock and/or Common Stock.

         Pursuant to the Preferred Stock Certificate of Designation filed by the Issuer with the Delaware Secretary of State upon the consummation of the transactions contemplated by the Filed Certificate of Designation, the holders of the Preferred Stock, voting together as a single class, are entitled to designate two nominees for election to the class of the Issuer's Board whose term expires at the Issuer's 2001 Annual Stockholders Meeting and at each subsequent election of Class III directors prior to the Effective Date. The Board is obligated to nominate such designees and recommend to the Issuer's stockholders that such designees be elected as members of Class III of the Board. Upon approval, however, by the Issuer's stockholders of the Charter Amendment and the filing of the Charter Amendment with the Delaware Secretary of State, SCP and Tandem will be provided the right to nominate two members of the Board to be elected by the Preferred Stock as a single class, one member to be designated by each of SCP and Tandem, respectively. See footnote 2

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

         (a) Mellon Ventures is the beneficial owner of 4,618,442 shares of Common Stock, representing 16.5% of the outstanding Common Stock. Of these shares, 3,184,713 shares of Common Stock are shares which Mellon Ventures may acquire upon conversion of its shares of Preferred Stock and 955,414 shares of Common Stock are shares which Mellon Ventures may acquire upon exercise of its warrant. In addition, Mellon Bank, N.A. and certain other subsidiaries of Mellon Financial Corporation, acting in fiduciary capacities for various customer accounts, beneficially own 44,652 shares of Common Stock. Collectively, the 4,663,094 shares of Common Stock beneficially owned by the Mellon Entities represent 16.7% of the outstanding Common Stock.

         (b) The Mellon Entities have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the 4,618,442 shares of Common Stock held by Mellon Ventures. In addition, the Mellon Entities have sole power to vote or direct the vote of 44,552 shares of Common Stock and sole power to dispose or to direct the disposition of 44,652 shares of Common Stock held in fiduciary capacities.

================================================================================
CUSIP No. 00941P 10 6                                   Page 11 of 17 Pages
================================================================================

         (c) Except for the transactions described in Item 3 and 4 above and transactions by subsidiaries of Mellon Financial Corporation in fiduciary capacities for the accounts of customers, none of the Mellon Entities have effected any transactions in the securities of the Issuer since April 24, 2001.

         (d) No persons other than the Mellon Entities have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 4,618,442 shares of Common Stock held by Mellon Ventures. Receipt of dividends from, or the proceeds from the sale of, the 44,652 shares of Common Stock held in fiduciary capacities by Mellon Bank, N.A. and other subsidiaries of Mellon Financial Corporation would be for the accounts of customers of those subsidiaries.

         (e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mellon Ventures acquired shares of Preferred Stock and warrants to purchase shares of Common Stock pursuant to the Securities Purchase Agreement (the "Transaction") on May 16, 2001. As part of the transaction, Mellon Ventures entered into a Voting Agreement with certain of the Issuer's stockholders (the "Stockholders") whereby, subject to the terms of the Voting Agreement, (i) the Stockholders agreed to vote all shares of capital stock of the Issuer owned by each of them in favor of the consummation of the Transaction; (ii) SCP, Mellon Ventures, Tandem and the Stockholders agreed to vote all of their respective shares of capital stock of the Issuer owned by each of them in favor of electing the Designees of SCP and Tandem to the Board of the Issuer, and (iii) SCP, Mellon Ventures, Tandem and the Stockholders agreed not to transfer, sell or dispose of any shares of capital stock of the Issuer owned by each of them until such time as the NASD approves an amendment to the Preferred Stock Certificate of Designation providing for the Board Right (unless such transferee or purchaser agrees to be bound by the Voting Agreement).

         The obligation of SCP II, Mellon Ventures, Tandem and the Stockholders to vote all of their respective shares of capital stock of the Issuer in favor of the Board Right terminates upon the date the Issuer shall have obtained the written approval of the Nasdaq Stock Market or its Staff, under Rule 4351 of the NASD or such other rules as may apply, for an amendment to the Preferred Stock Certificate of Designation providing for the Board Right; provided, however, as to Mellon Ventures only, its obligations with respect to the Board Right and the restraints on disposition terminate, if earlier than the date of such approval, upon the first to occur of (i) June 30, 2001, and (ii) immediately following the next meeting of the stockholders of the Issuer at which the Class III directors of the Issuer shall be elected.

         Based upon comments received from the NASD prior to the closing under the Securities Purchase Agreement, the Issuer and the other parties to the Securities Purchase Agreement agreed to modify the provisions of the Preferred Stock Certificate of Designation relating to, among other things, the Board Right. Notwithstanding anything to the contrary contained in the Voting Agreement, following the Effective Date, the obligation of the parties to the Voting Agreement will have no material effect on Mellon Ventures.

================================================================================
CUSIP No. 00941P 10 6                                   Page 12 of 17 Pages
================================================================================


ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         The following materials are filed as exhibits:

         Exhibit 99.1: Voting Agreement (incorporated by reference from Exhibit B to Amendment No. 1 to the Original 13D for the event dated April 2, 2001 (filed with the SEC on April 24, 2001).

         Exhibit 99.2: Securities Purchase Agreement (incorporated by reference from Exhibits B-1 and B-2 to the Issuer's Definitive Proxy Statement dated May 11, 2001 (filed with the SEC on May 11, 2001).

================================================================================
CUSIP No. 00941P 10 6                                    Page 13 of 17 Pages
================================================================================



                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: May 29, 2001

                                     MELLON VENTURES, L.P.

                                     By: MVMA, L.P., its General Partner

                                         By: MVMA, Inc. its General Partner

                                             By: /s/ Ronald J. Coombs
                                                -----------------------------
                                                Name: Ronald J. Coombs
                                                Title: Principal and Vice
                                                       President, Operations


                                     MELLON FINANCIAL CORPORATION

                                             By: /s/ Carl Krasik
                                                -----------------------------
                                                Name: Carl Krasik
                                                Title: Secretary


                                     MELLON BANK, N.A.

                                             By: /s/ Carl Krasik
                                                -----------------------------
                                                Name: Carl Krasik
                                                Title: Assistant Secretary

                                     ANNEX A
              EXECUTIVE OFFICERS, DIRECTORS AND SOLE STOCKHOLDER OF
                                   MVMA, INC.

Name and Title                                 Principal Occupation and Business Address
--------------                                 ------------------------------------------
Paul D. Cohn                                   Mellon Ventures, L.P.
Principal                                      One Mellon Center, Room 5300
                                               Pittsburgh, PA  15258

Ronald J. Coombs                               Mellon Ventures, L.P.
Principal and Vice President, Operations       One Mellon Center, Room 5300
                                               Pittsburgh, PA  15258


Lawrence E. Mock, Jr.                          Mellon Ventures, L.P.
President and Chief Executive Officer          One Mellon Center, Room 5300
                                               Pittsburgh, PA  15258




Each of the individuals listed above is a citizen of the United States of America.

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.


DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

DIRECTOR                           PRINCIPAL OCCUPATION AND BUSINESS ADDRESS*                      DIRECTOR SINCE
--------                           -----------------------------------------                       --------------

Burton C. Borgelt                  Retired Chairman and Chief Executive Officer                          1991
                                   Dentsply International, Inc.

Carol R. Brown                     Retired President                                                             1992
                                   The Pittsburgh Cultural Trust

Jared L. Cohon                     President                                                             1998
                                   Carnegie Mellon University

J.W. Connolly                      Retired Senior Vice President                                         1989
                                   H. J. Heinz Company

Charles A. Corry                   Retired Chairman and Chief Executive Officer                          1991
                                   USX Corporation

Steven G. Elliott                  Senior Vice Chairman and                                              2001
                                   Chief Financial Officer
                                   Mellon Financial Corporation and
                                   Mellon Bank, N.A.


--------------

* The business address of each of the individuals is c/o Mellon Financial Corporation, 4826 One Mellon Center, Pittsburgh, PA 15258.

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.


DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

DIRECTOR                         PRINCIPAL OCCUPATION AND BUSINESS ADDRESS*                         DIRECTOR SINCE
--------                         -----------------------------------------                          --------------

Ira J. Gumberg                   President and Chief Executive Officer                                   1989
                                 J.J. Gumberg Co.

Edward J. McAniff                Of Counsel                                                              1994
                                 O'Melveny & Myers

Martin G. McGuinn                Chairman and Chief Executive Officer                                    1998
                                 Mellon Financial Corporation and Mellon Bank, N.A.

Robert Mehrabian                 Chairman and Chief Executive Officer                                    1994
                                 Teledyne Technologies, Inc.

Seward Prosser Mellon            President and Chief Executive Officer                                   1972
                                 Richard K. Mellon and Sons
                                 Richard King Mellon Foundation

Mark A. Nordenberg               Chancellor                                                              1998
                                 University of Pittsburgh

David S. Shapira                 Chairman and Chief Executive Officer                                    1986
                                 Giant Eagle, Inc.

Joab L. Thomas                   President Emeritus                                                      1993
                                 The Pennsylvania State University

Wesley W. von Schack             Chairman, President and Chief Executive Officer                         1989
                                 Energy East Corporation




--------------

* The business address of each of the individuals is c/o Mellon Financial Corporation, 4826 One Mellon Center, Pittsburgh, PA 15258.

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.


EXECUTIVE OFFICERS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:


EXECUTIVE OFFICER             PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
-----------------             -----------------------------------------

Martin G. McGuinn             Chairman and Chief Executive Officer
                              Mellon Financial Corporation
                              One Mellon Center
                              Pittsburgh, PA 15258-0001

Steven G. Elliott             Senior Vice Chairman and Chief Financial Officer
                              Mellon Financial Corporation
                              One Mellon Center
                              Pittsburgh, PA  15258-0001

John T. Chesko                Vice Chairman and Chief Risk Officer
                              Mellon Financial Corporation
                              One Mellon Center
                              Pittsburgh, PA 15258-0001

Jeffrey L. Leininger          Vice Chairman
                              Mellon Financial Corporation
                              One Mellon Center
                              Pittsburgh, PA 15258-0001

Allan P. Woods                Vice Chairman and Chief Information Officer
                              Mellon Financial Corporation
                              One Mellon Center
                              Pittsburgh, PA 15258-0001

Michael A. Bryson             Executive Vice President and Treasurer
                              Mellon Financial Corporation
                              One Mellon Center
                              Pittsburgh, PA 15258-0001

Michael K. Hughey             Senior Vice President and Controller
                              Mellon Financial Corporation
                              One Mellon Center
                              Pittsburgh, PA 15258-0001


Each of the individuals listed above is a citizen of the United States of America. The sole stockholder of Mellon Bank, N.A. is Mellon Financial Corporation.